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                             September 21, 2022

       Bethany M. Owen
       Chair, President and Chief Executive Officer
       ALLETE, Inc.
       30 West Superior Street
       Duluth, MN 55802

                                                        Re: ALLETE, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 16,
2022
                                                            File No. 001-03548

       Dear Ms. Owen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1.                                                   We note that you
provided more expansive disclosure in your 2021 Corporate
                                                        Sustainability Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in these reports.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       36

   2. We note your disclosure on page 100 stating that you are taking certain steps to address climate change. Revise
your disclosure to identify any past and/or future capital
                                                        expenditures for
climate-related projects. As part of your response, provide quantitative information for these
types of expenditures for each of the periods for which financial statements are
presented in your Form 10-K and for any future periods.
 Bethany M. Owen
ALLETE, Inc.
September 21, 2022
Page 2
3. You provide disclosure on page 32 of your Form 10-K regarding your exposure to reputational risk. Please expand this disclosure to address the consequences of reputational risks resulting from operations that produce greenhouse gas emissions, including, but not limited to, impacts to your credit ratings or your ability to access capital.
4. We note your disclosure on pages 32-33 regarding the physical risks of climate change. If material, further discuss the physical effects of climate change on your operations and results. This disclosure may include quantification of weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and, as applicable, tell us about expectations for future periods.
5. You state that your businesses are in substantial compliance with currently applicable environmental regulations. Please tell us about and quantify compliance costs related to climate change your businesses have incurred during the last three years.
6. We note the reference to the sale of renewable energy credits on page 81 of your Form 10-
         K. Please tell us about the purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and amounts budgeted for future periods. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



FirstName LastNameBethany M. Owen                               Sincerely,
Comapany NameALLETE, Inc.
                                                                Division of
Corporation Finance
September 21, 2022 Page 2                                       Office of
Energy & Transportation
FirstName LastName